EXCHANGE AGREEMENT

BETWEEN

CHARTER COMMUNICATIONS HOLDING COMPANY, LLC

AND

CHARTER INVESTMENT, INC.

AND

MR. PAUL G. ALLEN

DATED AS OF OCTOBER 31, 2005

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<u>EXHIBITS</u>

EXCHANGE AGREEMENT

This EXCHANGE AGREEMENT (this "Agreement") is made as of the 31st day of October, 2005 by and among Charter Investment, Inc., a Delaware corporation ("CII"), and Charter Communications Holding Company, LLC, a Delaware limited liability company ("HoldCo"), and solely for purposes of Article IV, Paul G. Allen ("Mr. Allen").

W I T N E S S E T H

WHEREAS, concurrently with the execution and delivery of this Agreement, CII, HoldCo and certain other parties are entering into a Settlement Agreement (the "Settlement Agreement"), providing for, among other things, the formation of CCHC, LLC, a Delaware limited liability company ("CCHC");

WHEREAS, in connection with the Settlement Agreement, CCHC has authorized and issued a subordinated promissory note (the "CCHC Note"), to CII in exchange for certain of CII's Class A Preferred Units of CC VIII, LLC upon the terms and conditions set forth in the Settlement Agreement; and

WHEREAS, each of CII and HoldCo desire to enter into this Agreement in conjunction with the Settlement Agreement in order to provide for the exchange of the CCHC Note in certain circumstances as provided herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, CII and HoldCo (each a "Party" and, collectively, the "Parties"), intending to be legally bound, hereby agree as follows:

I. EXCHANGE RIGHTS.

1.1 CII Exchange Rights.

Subject to the terms and conditions of this Agreement, CII shall have the right at any time to exchange the CCHC Note for HoldCo Units at the Exchange Rate (as defined herein). Such HoldCo Units shall be exchangeable into shares of stock of Charter Communications, Inc., a Delaware corporation ("CCI"), in accordance with the terms of the Exchange Agreement dated as of November 12, 1999 by and among CCI, CII, Vulcan Cable III, Inc., and Mr. Allen (the "Allen Exchange Agreement").

1.2 HoldCo Exchange Rights.

(a) Commencing on March 1, 2009, if the CCI Common Stock Price (as defined herein) for at least 20 consecutive Trading Days (as defined herein) within any period of 30 consecutive Trading Days is at or above the Exchange Price, HoldCo shall for 30 days following the end of any such 30 consecutive Trading Day period, have the right at any time to cause CII to exchange the CCHC Note for HoldCo Units at the Exchange Rate.

(b)   "Trading Day" means a day during which trading in securities generally occurs on the principal U.S. national or regional securities exchange on which CCI Common stock is then listed or, if CCI Common Stock is not then listed on a national or regional securities exchange, on the Nasdaq National Market or, if CCI Common Stock is not then quoted on Nasdaq National Market, on the principal other market on which CCI Common Stock is then traded.

(c)   "CCI Common Stock" means the Class A Common Stock, par value $0.001, of CCI.

(d)   "CCI Common Stock Price" on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in transactions for the principal U.S. securities exchange on which CCI Common Stock is traded or, if CCI Common Stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market. The CCI Common Stock Price will be determined without reference to after-hours or extended market trading.

(i)   If CCI Common Stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the "CCI Common Stock Price" will be the last quoted bid price for CCI Common Stock on the Nasdaq Small Cap Market or in the over-the-counter market on the relevant date as reported by Pink Sheets LLC or any similar organization (the "Closing Bid Price").

(ii)   If CCI Common Stock is not so quoted, the "CCI Common Stock Price" will be the average of the mid-point of the last bid and asked prices for CCI Common Stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by HoldCo for this purpose.

1.3   **Exchange Rate; Exchange Price; Adjustments.**

(a)   As of any date, the rate of exchange of the CCHC Note for HoldCo Units (the "Exchange Rate") shall be: (i) the Accreted Value (as defined in the CCHC Note) of the CCHC Note on such date *divided* by (ii) the exchange price on such date (the "Exchange Price"). The Exchange Price shall initially be $2.00 until adjusted in accordance with this Section 1.3. The Exchange Rate shall be subject to adjustment from time to time pursuant to this Section 1.3.

(b)   In case CCI shall pay or make a dividend or other distribution in shares of Common Stock, subdivide outstanding shares of Common Stock into a greater number of shares of Common Stock or combine the outstanding shares of Common Stock into a lesser number of shares of Common Stock, the Exchange Price in effect at the opening of business on the day following the Record Date fixed for the determination of shareholders entitled to receive such dividend or other distribution, or the Record Date for such subdivision or combination, as the case may be, shall be adjusted based on the following formula:

For purposes of further clarification, the formula set forth below expresses the adjustments to the Exchange Price:

$$EP(1) = EP(0) \ \text{x} \ \frac{OS(0)}{OS(1)}$$

Where:

EP(0) = the Exchange Price in effect at the close of business on the Record Date

EP(1) = the Exchange Price in effect immediately after the Record Date

OS(0) = the number of shares of Common Stock outstanding at the close of business on the Record Date

OS(1) = the number of shares of Common Stock that would be outstanding immediately after such event

If, after any such Record Date, any dividend or distribution is not in fact paid or the outstanding shares of Common Stock are not subdivided or combined, as the case may be, the Exchange Price shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, or subdivide or combine the outstanding shares of Common Stock, as the case may be, to the Exchange Price that would have been in effect if such Record Date had not been fixed.

(c) In case CCI shall issue rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock for a period expiring 45 days or less from the date of issuance of such rights or warrants at a price per share less than (or having a conversion price per share less than) the Current Market Price of the Common Stock, the Exchange Price in effect at the opening of business on the day following the Record Date shall be adjusted based on the following formula:

$$EP(1) = EP(0) \ \text{x} \ \frac{OS(0) + Y}{OS(0) + X}$$

Where:

EP(0) = the Exchange Price in effect at the close of business on the Record Date

EP(1) = the Exchange Price in effect immediately after the Record Date

OS(0) = the number of shares of Common Stock outstanding at the close of business on the Record Date

X= the total number of shares of Common Stock issuable pursuant to such rights

Y = the number of shares of Common Stock equal to the aggregate price payable to exercise such rights divided by the average of the Sale Prices of the Common Stock for the ten consecutive Trading Days prior to the Business Day immediately preceding the announcement of the issuance of such rights

If, after any such Record Date, any such rights or warrants are not in fact issued, or are not exercised prior to the expiration thereof, the Exchange Price shall be immediately readjusted, effective as of the date such rights or warrants expire, or the date the Board of Directors determines not to issue such rights or warrants, to the Exchange Price that would have been in effect if the unexercised rights or warrants had never been granted or such Record Date had not been fixed, as the case may be.

        (d)   In case CCI shall pay a dividend or distribution consisting exclusively of cash to all holders of its Common Stock, the Exchange Price in effect at the opening of business on the day following the Record Date for such dividend or distribution shall be adjusted based on the following formula:

$$EP(1) = EP(0) \ \text{x} \ \frac{SP(0) - C}{SP(0)}$$

Where:

EP(0) = the Exchange Price in effect at the close of business on the Record Date

EP(1) = the Exchange Price in effect immediately after the Record Date

SP0= the Current Market Price

C= the amount in cash per share distributed by CCI to holders of Common Stock

In the event that C is greater than or equal to SP0, in lieu of the adjustment contemplated, CII will be entitled to participate ratably in the cash distribution from HoldCo to CCI as though the CCHC Note had been exchanged for HoldCo Units on the applicable date of calculation for the amounts to be received by holders of Common Stock. If after any such Record Date, any such dividend or distribution is not in fact made, the Exchange Price shall be immediately readjusted, effective as of the date of the Board of Directors determines not to make such dividend or distribution, to the Exchange Price that would have been in effect if such Record Date had not been fixed.

        (e)   In case CCI shall, by dividend or otherwise, distribute to all holders of its Common Stock shares of its capital stock (other than Common Stock) or evidences of its indebtedness or assets (including cash or securities, but excluding (i) any rights or warrants referred to in Section 1.3(c), (ii) any dividend or distribution paid exclusively in cash, (iii) any dividend or distribution referred to in Section 1.3(b) or 1.3(f), and (iv) mergers or consolidations to which Section 1.4 applies), the Exchange Price in effect at the opening of business on the day following the Record Date for such dividend or distribution shall be adjusted based on the following formula:

$$EP(1) = EP(0) \ \times \ \frac{SP(0) - FMV}{SP(0)}$$

Where:

EP(0) = the Exchange Price in effect at the close of business on the Record Date

EP(1) = the Exchange Price in effect immediately after the Record Date

SP0= the Current Market Price

FMV=the fair market value (as determined by the Board of Directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of Common Stock on the Record Date for such distribution

In the event that FMV is greater than or equal to SP0, in lieu of the adjustment contemplated, CII will be entitled to participate ratably in the relevant distribution from HoldCo to CCI as though the CCHC Note had been exchanged for HoldCo Units on the applicable date of calculation for the amounts to be received by holders of Common Stock. If after any such Record Date, any such dividend or distribution is not in fact made, the Exchange Price shall be immediately readjusted, effective as of the date of the Board of Directors determines not to make such dividend or distribution, to the Exchange Price that would have been in effect if such Record Date had not been fixed.

Rights or warrants distributed by CCI to all holders of Common Stock entitling the holders thereof to subscribe for or purchase shares of the CCI's Capital Stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("Trigger Event"):

(i)   are deemed to be transferred with such shares of Common Stock,

(ii)   are not exercisable, and

(iii)   are also issued in respect of future issuances of Common Stock

shall be deemed not to have been distributed for purposes of this Section 1.3 (e) (and no adjustment to the Exchange Price under this Section 1.3(e) will be required) until the occurrence of the earliest Trigger Event. If such right or warrant is subject to subsequent events, upon the occurrence of which such right or warrant shall become exercisable to purchase different securities, evidences of indebtedness or other assets or entitle the holder to purchase a different number or amount of the foregoing or to purchase any of the foregoing at a different purchase price, then the occurrence of each such event shall be deemed to be the date of issuance and Record Date with respect to a new right or warrant (and a termination or expiration of the existing right or warrant without exercise by the holder thereof). In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto, that resulted in an adjustment to the Exchange Price under this Section 1.3(e):

(1)   in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, the Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder of Common Stock with respect to such rights or warrant (assuming such holder had retained such rights or warrants), made to all holders of Common Stock as of the date of such redemption or repurchase, and

(2)   in the case of such rights or warrants all of which shall have expired or been terminated without exercise, the Exchange Price shall be readjusted as if such rights and warrants had never been issued.

For purposes of this Section 1.3(e) and Section 1.3(b) and 1.3(c), any dividend or distribution to which this Section 1.3(e) applies that also includes shares of Common Stock or a subdivision or combination of Common Stock to which Section 1.3(b) applies, or rights or warrants to subscribe for or purchase shares of Common Stock to which Section 1.3(c) applies (or any combination thereof), shall be deemed instead to be:

(1)   a dividend or distribution of the evidences of indebtedness, assets, shares of capital stock, rights or warrants other than such shares of Common Stock, such subdivision or combination or such rights or warrants to which Section 1.3(b) and 1.3(c) apply, respectively (and any Exchange Price decrease required by this 1.3(e) with respect to such dividend or distribution shall then be made), immediately followed by

(2)   a dividend or distribution of such shares of Common Stock, such subdivision or combination or such rights or warrants (and any further Exchange Price decrease required by Section 1.3(b) and 1.3(c) with respect to such dividend or distribution shall then be made), except that any shares of Common Stock included in such dividend or distribution shall not be deemed "outstanding at the close of business on the Record Date" within the meaning of Section 1.3(b) and any reduction or increase in the number of shares of Common Stock resulting from such subdivision or combination shall be disregarded in connection with such dividend or distribution.

(f)   In case CCI shall, by dividend or otherwise, distribute to all holders of its Common Stock shares of Capital Stock of, or similar equity interests in, a Subsidiary or other business unit of CCI, the Exchange Price shall be adjusted based on the following formula:

$$EP(1) = EP(0) \times \frac{MP(0)}{FMV(0) + MP(0)}$$

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Where:

EP(0) = the Exchange Price in effect at the close of business on the Record Date

EP(1) = the Exchange Price in effect immediately after the Record Date

FMV(0) = the average of the Sale Prices of the Capital Stock or similar equity interest distributed to holders of Common Stock applicable to one share of Common Stock over the 10 Trading Days commencing on and including the fifth Trading Day after the date on which "ex-distribution trading" commences for such dividend or distribution on the Nasdaq National Market or such other national or regional exchange or market on which the Common Stock is then listed or quoted

MP(0) = the average of the Sale Prices of the Common Stock over the 10 Trading Days commencing on and including the fifth Trading Day after the date on which "ex-distribution trading" commences for such dividend or distribution on the Nasdaq National Market or such other national or regional exchange or market on which the Common Stock is then listed or quoted

If after any such Record Date, any such distribution is not in fact made, the Exchange Price shall be immediately readjusted, effective as of the date the Board of Directors determines not to make such distribution, to the Exchange Price that would have been in effect if such Record Date had not been fixed.

(g)   In case CCI or any Subsidiary of CCI purchases all or any portion of the Common Stock pursuant to a tender offer or exchange offer by CCI or any Subsidiary of CCI for the Common Stock and the cash and value of any other consideration included in the payment per share of the Common Stock exceeds the Current Market Price per share on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the "Expiration Date"), the Exchange Price shall be will be adjusted based on the following formula:

$$EP(1) = EP(0) \ \text{x} \ \frac{OS(0) \ \text{X} \ SP(1)}{FMV + (SP(1) \ \text{X} \ OS(1))}$$

Where:

EP(0)= the Exchange Price in effect on the Expiration Date

EP(1)= the Exchange Price in effect immediately after the Expiration Date

FMV=the fair market value (as determined by the Board of Directors) of the aggregate value of all cash and any other consideration paid or payable for shares of Common Stock validly tendered or exchanged and not withdrawn as of the Expiration Date (the "Purchased Shares")

OS(1) = the number of shares of Common Stock outstanding immediately after the Expiration Date less any Purchased Shares

OS(0) = the number of shares of Common Stock outstanding immediately after the Expiration Date, including any Purchased Shares

SP(1) = the Sale Price of the Common Stock on the Trading Day next succeeding the Expiration Date

Such decrease (if any) shall become effective immediately prior to the opening of business on the day following the Expiration Date. In the event that CCI is obligated to purchase shares pursuant to any such tender offer, but CCI is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Exchange Price shall again be adjusted to be the Exchange Price that would then be in effect if such tender or exchange offer had not been made. If the application of this Section 1.3(g) to any tender or exchange offer would result in an increase in the Exchange Price, no adjustment shall be made for such tender or exchange offer under this Section 1.3(g).

(h)   In case of a tender or exchange offer made by a Person other than CCI or any Subsidiary for an amount that increases the offeror's ownership of Common Stock to more than twenty-five percent (25%) of the Common Stock outstanding and shall involve the payment by such Person of consideration per share of Common Stock having a fair market value (as determined by the Board of Directors, whose determination shall be conclusive, and described in a resolution of the Board of Directors) that as of the last date (the "Offer Expiration Date") tenders or exchanges may be made pursuant to such tender or exchange offer (as it shall have been amended) exceeds the Sale Price per share of the Common Stock on the Trading Day next succeeding the Offer Expiration Date, and in which, as of the Offer Expiration Date the Board of Directors is not recommending rejection of the offer, the Exchange Price shall be adjusted based on the following formula:

$$EP(1) = EP(0) \times \frac{OS(0) \times SP(1)}{FMV + (SP(1) \times OS(1))}$$

Where:

EP(0)= the Exchange Price in effect on the Offer Expiration Date

EP(1)= the Exchange Price in effect immediately after the Offer Expiration Date

FMV= the fair market value (as determined by the Board of Directors) of the aggregate consideration payable to holders of Common Stock based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchanged and not withdrawn as of the Offer Expiration Date (the shares deemed so accepted, up to any such maximum, being referred to as the "Accepted Purchased Shares")

OS(1) = the number of shares of Common Stock outstanding immediately after the Offer Expiration Date less any Accepted Purchased Shares

OS(0) = the number of shares of Common Stock outstanding immediately after the Offer Expiration Date, including any Accepted Purchased Shares

SP(1) = the Sale Price of the Common Stock on the Trading Day next succeeding the Offer Expiration Date

Such adjustment shall become effective immediately prior to the opening of business on the day following the Offer Expiration Date. In the event that such Person is obligated to purchase shares pursuant to any such tender or exchange offer, but such Person is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Exchange Price shall again be adjusted to be the Exchange Price that would then be in effect if such tender or exchange offer had not been made. Notwithstanding the foregoing, the adjustment described in this Section 1.3(h) shall not be made if, as of the Offer Expiration Date, the offering documents with respect to such offer disclose a plan or intention to cause CCI to engage in any transaction described in Section 1.4.

(i) For purposes of this Section 1.3:

(i) "Board of Directors" means the Board of Directors of CCI or any authorized committee of the Board of Directors of CCI.

(ii) "Business Day" means any day other than a Legal Holiday.

(iii) "Capital Stock" means:

(a) in the case of a corporation, corporate stock;

(b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(d) any other interest (other than any debt obligation) or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

(iv) "Common Stock" means the Class A Common Stock, par value $.001 per share, of CCI authorized at the date of this instrument as originally executed.

(v) "Current Market Price" of the Common Stock on any day means the average of the Sale Price of the Common Stock for each of the 10 consecutive Trading Days ending on the earlier of the day in

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question and the day before the "ex-date" with respect to the issuance or distribution requiring such computation.

For purposes of this paragraph, the term "ex" date, when used:

(A) with respect to any issuance or distribution, means the first date on which the shares of the Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution;

(B) with respect to any subdivision or combination of shares of Common Stock, means the first date on which the Common Stock trades regular way on such exchange or in such market after the time at which such subdivision or combination becomes effective, and

(C) with respect to any tender or exchange offer, means the first date on which the Common Stock trades regular way on such exchange or in such market after the Expiration Date or Offer Expiration Date of such offer.

Notwithstanding the foregoing, whenever successive adjustments to the Exchange Price are called for pursuant to this Section 1.3, such adjustments shall be made to the Current Market Price as may be necessary or appropriate to effectuate the intent of this Section 1.3 and to avoid unjust or inequitable results as determined in good faith by the Board of Directors.

(vi)   "Fair Market Value" shall mean the amount that a willing buyer would pay a willing seller in an arm's length transaction.

(vii)   "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized by law, regulation or executive order to remain closed.

(viii)   "Person" means any individual, corporation, partnership, joint venture, association, Limited Liability Company, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

(ix)   "Record Date" shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock have the right to receive any cash, securities or other property or in which the Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of stockholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

(x) "Sale Price" of Common Stock or any other security on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in transactions for the principal U.S. securities exchange on which the Common Stock or such other security is traded, or if the Common Stock or such other security is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market. The Sale Price will be determined without reference to after-hours or extended market trading. If the Common Stock or such other security is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the Sale Price will be the last quoted bid price for the Common Stock or such other security in the Nasdaq Small Cap Market or in the over-the-counter market on the relevant date as reported by Pink Sheets LLC or any similar organization. If the Common Stock or such other security is not so quoted, the Sale Price will be the average of the mid-point of the last bid and asked prices for the Common Stock or such other security on the relevant date from each of at least three nationally recognized independent investment banking firms selected by CCI for this purpose.

(xi) "Subsidiary" means, with respect to any Person:

(a) any corporation, association or other business entity of which at least 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and, in the case of any such entity of which 50% of the total voting power of shares of Capital Stock is so owned or controlled by such Person or one or more of the other Subsidiaries of such Person, such Person and its Subsidiaries also has the right to control the management of such entity pursuant to contract or otherwise; and

(b) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

(xii)   "Trading Day" means a day during which trading in securities generally occurs on the principal U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a national or regional securities exchange, on the Nasdaq National Market or, if the Common Stock is not then quoted on the Nasdaq National Market, on the principal other market on which the Common Stock is traded.

(xiii)   For purposes of this Section 1.3, the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of CCI but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock. HoldCo will cause CCI not to pay any dividend or make any distribution on shares of Common Stock held in the treasury of CCI.

(xiv)   All calculations under this Section 1.3 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

(xv)   To the extent CCI has a rights plan in effect upon exchange of the CCHC Note for HoldCo Units and the exchange of the HoldCo Units for Common Stock, CII shall receive, in addition to shares of Common Stock, the rights under the rights plan corresponding to the shares of Common Stock received upon conversion, unless prior to any conversion, the rights shall have separated from the shares of Common Stock, in which case the Exchange Price shall be adjusted as of the date of such separation as if the Company had distributed to all holders of Common Stock shares of CCI's Capital Stock, evidences of indebtedness or other property as provided in Section 1.3(e), subject to readjustment in the event of the expiration, termination or redemption of such rights.

1.4   Provision in Case of Consolidation, Merger or Sale of Assets.

In case of any recapitalization, reclassification or change in the Common Stock or the HoldCo Units (other than changes resulting from a subdivision or combination which is subject to Section 1.3(b)), a consolidation, merger or combination of CCI or HoldCo with or into any other Person, any merger of another Person with or into CCI or HoldCO (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock of CCI or HoldCo Units) or any conveyance, sale, transfer or lease of the consolidated assets of CCI and its Subsidiaries substantially as an entirety, or any statutory share exchange (any of the foregoing, a "Transaction"), in each case as a result of which holders of Common Stock or HoldCo Units are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for the Common Stock or HoldCo Units, CII and HoldCo or the Person formed by such consolidation or resulting from such merger or which acquires such assets, as the case may be, shall execute and deliver an appropriate amendment this Agreement to provide for an appropriate adjustment to the Exchange Price or to Section 1.1 to ensure that CII, upon exchange of the CCHC Note, will be able to receive what CII would have received if CII had exchanged the CCHC Note for HoldCo units prior to such Transaction and, at CII's option, exchanged such HoldCo Units for shares of common stock of CCI in accordance with the provisions of the Allen Exchange Agreement immediately prior to such Transaction.   The above provisions of this Section 1.4 shall similarly apply to successive consolidations, mergers, conveyances, sales, transfers or leases.

1.5   Notice of Adjustment of Exchange Price.

Unless otherwise provided herein, whenever the Exchange Price is adjusted as herein provided, HoldCo shall:

(a)   compute the adjusted Exchange Price in accordance with Section 1.3 hereof and shall prepare a certificate signed by the manager of HoldCo setting forth the adjusted Exchange Price and showing in reasonable detail the facts upon which such adjustment is based; and

(b)   prepare and deliver a notice to CII at the address set forth in Section 5.5 hereof stating that the Exchange Price has been adjusted and setting forth the adjusted Exchange Price as soon as practicable after it is prepared.

1.6   Exercise of the Exchange Right.

(a)   Either CII or HoldCo may, subject to the terms and conditions of Section 1.1 and 1.2, exercise its exchange right, on any Trading Day. In order to exercise its exchange right, CII or HoldCo, as the case may be, shall (i) deliver to other Party a written notice at the address set forth in Section 5.5 hereof of the election to exercise such exchange right (an "Exchange Notice") substantially in the form of Exhibit B hereto, which Exchange Notice shall be irrevocable and, in the case of an exchange right exercisable by HoldCo shall, specify the number of HoldCo Units to be exchanged for the CCHC Note, and (ii) deliver such certificate, certificates or other instrument representing the securities exchangeable upon such exercise.

(b)   Upon receipt of such Exchange Notice, HoldCo shall, as promptly as practicable, and in any event within five (5) Trading Days thereafter, execute (or cause to be executed) and deliver (or cause to be delivered) to CII a certificate, certificates or other instrument representing the HoldCo Units issuable upon such exchange, as hereafter provided. The certificate, certificates or other instrument so delivered shall be, to the extent possible, in such denomination or denominations as CII shall reasonably request and shall be registered on the books of HoldCo in the name of CII or such other name as shall be designated by CII.

(c)   HoldCo shall not be required to issue a fractional unit of HoldCo Units upon exchange by CII. As to any fraction of a HoldCo Unit that CII would otherwise be entitled to upon such exchange, HoldCo shall pay to CII an amount in cash equal to such fraction multiplied by the Exchange Price of one HoldCo Unit on the Exchange Date.

1.7 Tax Treatment of Exchange of the Note for HoldCo Units.

Upon an exchange by CII (or any transferee) of the CCHC Note for HoldCo Units pursuant to Section 1.1 or 1.2 of this Agreement, such exchange shall be treated as a contribution to the capital of HoldCo under section 721 of the Internal Revenue Code (the "Code") by a partner in its capacity as a partner and CII's (or such transferee's) capital account in HoldCo shall be increased by the fair market value of such CCHC Note as of the date of such contribution, as determined in accordance with Treasury Regulations issued pursuant to the Code.

II. REPRESENTATIONS AND WARRANTIES OF CII.

CII represents and warrants, as of the date of this Agreement:

2.1 Power, Authority and Enforceability.

(a)   CII has the requisite power and authority, and has taken all required action necessary, to execute, deliver and perform this Agreement and to exchange the CCHC Note hereunder.

(b)   This Agreement has been duly executed and delivered by CII and constitutes the legal, valid and binding obligation of CII enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

III. REPRESENTATIONS AND WARRANTIES OF HOLDCO.

HoldCo represents and warrants, as of the date of this Agreement:

3.1 Power, Authority and Enforceability.

(a)   HoldCo has the requisite power and authority, and has taken all required action necessary, to execute, deliver and perform this Agreement and to exchange the HoldCo Units hereunder.

(b)   This Agreement has been duly executed and delivered by HoldCo and constitutes the legal, valid and binding obligation of HoldCo enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.2 Compliance with Other Instruments.

The execution, delivery and performance of this Agreement by HoldCo and the consummation by HoldCo of the transactions contemplated hereby do not and will not (i) result in a violation of HoldCo's constituent documents or (ii) conflict with, or constitute a default under (or an event which with notice or lapse of time or both would become a default), or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which HoldCo or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree applicable to HoldCo or any of its subsidiaries or by which any property or asset of HoldCo or any of its subsidiaries is bound or affected.

IV.   COVENANTS.

4.1   Transfer or Assignment of Exchange Rights.

(a)   CII shall not transfer or assign its rights under this Agreement without the prior written consent of HoldCo, which consent may be granted or withheld, conditioned or delayed, as HoldCo may determine in its sole discretion; provided, however, that CII may transfer or assign its rights under this Agreement without the prior written consent of HoldCo to any Person to whom the CCHC Note is transferred or assigned in accordance with its terms.

(b)   So long as CII/Successor holds the CCHC Note, neither Mr. Allen nor any Person in Control (as defined in the Note) of CII/Successor (as defined in the CCHC Note) shall transfer Control of CII/Successor without the prior written consent of HoldCo, which consent may be granted or withheld, conditioned or delayed, as HoldCo may determine in its sole discretion; provided, however, that Mr. Allen and any Person in Control of CII/Successor may transfer Control of CII/Successor without the prior written consent of HoldCo in accordance with the terms of the CCHC Note; provided, however, that the foregoing is not intended to, nor shall it, limit any rights of any person pursuant to the Exchange Agreement dated as of November 12, 1999 by and among CCI, CII, Vulcan Cable III, Inc., and Mr. Allen.

(c)   Any assignee or transferee to which CII has assigned or transferred its rights hereunder in accordance with this Article IV shall succeed to all rights and obligations of CII, and, except in connection with any transaction contemplated by the Allen Exchange Agreement, CII shall cause such assignee or transferee to, execute documents reasonably satisfactory to HoldCo evidencing such succession.

V.   MISCELLANEOUS

5.1   Successors and Assigns.

Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

5.2   Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of law provisions thereof.

5.3 Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.4 Titles and Subtitles.

The title and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.5 Notices.

Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified, (b) on the fifth (5th) day after deposit with the United States Post Office, by registered or certified mail, postage prepaid, (c) on the next business day after dispatch via nationally recognized overnight courier or (d) upon confirmation of transmission by facsimile, all addressed to the party to be notified at the address indicated for such party below, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties. Notices should be provided in accordance with this Section at the following addresses:

If to CII or Mr. Allen, to:

Charter Investment, Inc.
505 Fifth Avenue S, Suite 900
Seattle, WA 98104
Attention: General Counsel
Facsimile (206) 342-3347

with a copy (which shall not constitute notice) to:

Mr. Allen D. Israel
Foster Pepper & Shefelman PLLC
1111 Third Avenue, 34th Floor
Seattle, WA 98101
Facsimile: (206) 749-1957

and with a copy (which shall not constitute notice) to:

Mr. Nicholas P. Saggese
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, 34th Floor
Los Angeles, California 90071
Facsimile: (213) 687-5600

If to HoldCo, to:

> c/o Charter Communications, Inc.
> 12405 Powerscourt Drive
> St. Louis, Missouri 63131-3674
> Attention: General Counsel
> Facsimile: (314) 965-8793
>
> with a copy (which shall not constitute notice) to:
>
> Mr. Dennis Friedman
> Gibson, Dunn & Crutcher LLP
> 200 Park Avenue
> New York, New York 10166
> Facsimile: (212) 351-6201

5.6   Amendments and Waivers.

No term of this Agreement may be amended, without the written consent of each Party.

5.7   Severability.

If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

5.8   Entire Agreement.

This Agreement, the Exhibits hereto and the agreements referred to herein constitute and are intended to constitute the entire agreement of the Parties concerning the subject matter hereof. No covenants, agreements, representations or warranties of any kind whatsoever have been made by any Party hereto, except as specifically set forth herein. All prior or contemporaneous discussions or negotiations with respect to the subject matter hereof are superseded by this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CHARTER INVESTMENT, INC.

By: _____
Name: _____
Its: _____

CHARTER COMMUNICATIONS
HOLDING COMPANY, LLC

By: _____
Name: _____
Its: _____

Paul G. Allen has executed this Agreement effective as of the date set forth above solely for purposes of confirming his consent to the provisions of Article IV hereof.

_____
Paul G. Allen

NOTICE OF EXCHANGE

        Pursuant to the Exchange Agreement, by and between Charter Investment, Inc. and Charter Communications Holding Company, LLC, dated as of October ___, 2005 (the "Exchange Agreement"), the undersigned irrevocably exercises the exchange right set forth in the Exchange Agreement.

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